FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Fourth quarter, year ended March 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 27, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Consolidated Results of Operations (US GAAP)

Fourth quarter, year ended March 2009

Nomura Holdings, Inc. April 2009

1. This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2009 Nomura Holdings, Inc. All rights reserved.

2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5. This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6. The consolidated financial information in this document is unaudited.

Outline

Presentation

Financial Supplement

Key Points of Full Year and Fourth Quarter

Retail Related Data (P22-P26)

Results (P4)

Global Markets Related Data (P27-P28)

Breakdown of Pre-Tax Loss (Full Year) (P5)

Investment Banking Related Data (P29)

Breakdown of Pre-Tax Loss (Fourth Quarter) (P6)

Merchant Banking Related Data (P30)

Capital Ratio (Capital and Assets) (P7)

Asset Management Related Data (P31-P32)

Overview of Illiquid Assets (P8)

Value at Risk (P33)

Fourth Quarter Business Highlights (P9)

Number of Employees (P34)

Consolidated Financial Highlights (P10)

Market Share Data (P35)

Consolidated Balance Sheet (P11)

Consolidated Income (P36)

Full Year Business Segment Highlights (P12)

Adjustment of Consolidated Results and Segment

Fourth Quarter Business Segment Highlights

Results: Income (Loss) before Income Taxes (P37)

(P13)

Main Revenue Items (P38)

Retail (P14)

Global Markets (P15)

Investment Banking (P16)

Merchant Banking (P17)

Asset Management (P18)

Segment “Other” (P19)

Non-interest Expenses (P20)

Key Points of Full Year and Fourth Quarter Results

Full year results

Net revenue 312.6 billion yen, pre-tax loss 779 billion yen, net loss 709.4 billion yen.

Loss booked due to trading losses and asset write-downs stemming from global financial market turmoil, and one-off items.

Increased costs related to Lehman acquisitions.

Fourth quarter results

Net revenue 99.2 billion yen, pre-tax loss 225.9 billion yen, net loss 217.1 billion yen.

Trading improved during fourth quarter, but write-downs were made on real estate and other illiquid assets.

Non-interest expenses were 325.1 billion yen:

- Additional expenses related to Lehman acquisitions of 53.1 billion yen (down 7.2 billion yen from prior quarter).

- JAFCO impairment charge of 13.6 billion yen

- Costs related to optimizing headcount of 7.2 billion yen and other one-off expenses.

Started applying Basel II framework for capital adequacy

Capital ratio (under Basel II): 18.1%

Tier 1 ratio: 11.3%

NOMURA

# Breakdown of Pre-Tax Loss (Full Year)

- Booked significant pre-tax loss due to trading losses from one-off factors, write-downs related to Merchant Banking and illiquid assets such as real estate, costs related to Lehman acquisitions, and impairment charges on affiliates.
- Continued to value trading assets and illiquid assets as conservatively as accounting rules allow.

**Full year income (loss) before income taxes (estimate)**



Income (loss) before income taxes (US GAAP)
One-off losses and expenses[1]
Non-interest expenses (excl. one-off expenses[1])
Net revenue (excl. one-off losses[1])
(billions of yen)
(779.0)
(532.9)
(862.3)
616.2

**Main one-off losses and expenses (Y532.9bn)**

**One-off losses of 150 billion yen**
- Direct impact of Lehman failure
- Iceland related losses
- Madoff related losses
- Sharp deterioration in creditworthiness of monolines

**Losses from illiquid assets of 150 billion yen**
- Merchant Banking
- Real estate
- Loans
- Investments in equity securities

**One-off expenses of 230 billion yen**
- Additional expenses related to Lehman acquisitions
- Impairment charges on affiliates
- Expenses to optimize headcount

1. Estimate of one-off losses related to Madoff, Iceland, monolines, real estate, investments in equity securities, Merchant Banking, and impact of Lehman failure. One-off expenses include estimated impairment charges on equity-method affiliates and additional expenses related to Lehman acquisitions.

5

# Breakdown of Pre-Tax Loss (Fourth Quarter)

- Pre-tax loss declined from third quarter due to a reduction in write-downs of illiquid assets and one-off expenses as well as improved trading results in Global Markets.
- Main write-downs of illiquid assets and one-off expenses include real estate related asset write-downs of 45.1 billion yen, a total of 60.3 billion yen for additional expenses related to Lehman acquisitions and expenses to optimize headcount, and an impairment charge on JAFCO of 13.6 billion yen.

**Fourth quarter income (loss) before income taxes (estimate)**


Income (loss) before income taxes (US GAAP)
Losses from illiquid assets and one-off expenses[1]
Non-interest expenses (excl. one-off expenses[1])
Net revenue (excl. One-off losses and expenses[1])
(billions of yen)
(225.9)
(130.0)
(239.3)
143.4

**Third quarter income (loss) before income taxes (estimate)**


Income (loss) before income taxes (US GAAP)
One-off losses and expenses[1]
Non-interest expenses (excl. one-off expenses[1])
Net revenue (excl. one-off losses[1])
(399.5)
(243.4)
(227.2)
71.0

1. Estimate of one-off losses related to Madoff, Iceland, monolines, real estate, investments in equity securities, Merchant Banking, and impact of Lehman failure. One-off expenses include estimated impairment charges on equity-method affiliates and additional expenses related to Lehman acquisitions.

6

Capital Ratio (Capital and Assets)

Capital ratio

Started applying Basel II framework for capital adequacy

Preliminary

(billions of yen)

Tier1

1,411

Tier2

613

Tier3

292

Total Capital

2,257

Risk-Weighted Assets

12,407

Tier 1 Ratio

11.3%

Total Capital Ratio

18.1%

Comparison of capital ratios

Bank of America

Tier 1 Capital Ratio

Total Capital Ratio

Barclays

JPMorgan

Citigroup

Nomura

Goldman Sachs

Morgan Stanley

0.0%

5.0%

10.0% 15.0% 20.0% 25.0% 30.0%

Source: Nomura, based on latest financial statements.

Balance sheet at end of fiscal year

Total assets: 24.9 trillion yen

Shareholders’ equity: 1.57 trillion yen

Leverage: Gross leverage 15.9x, adjusted leverage 10.5x

Net Level 3 assets: 1.74 trillion yen

Liquidity: 2.4 trillion yen

Enhanced capital structure:

- Raised 1 trillion yen in subordinated funds (from March 2008)

- Raised 277.9 billion yen from global offering

Assets and long-term funding

(trillions of yen)

Total Assets

40

Long-term borrowings

35

30

25

20

15

10

5

0

2007.03

2008.03

2009.03

Overview of Illiquid Assets

Ensured balance sheet transparency by continuing to value assets as conservatively as accounting rules allow.

Reduced exposure to illiquid assets.

Main real estate related exposure in Japan

(billions of yen)

300 256.3 250

200

165.4 150

100

50

0

2008.3 2009.3

Merchant Banking exposure

(billions of yen)

450

407.7

433.8

400

375.3

366.3

350

300

250

200

150

100

50

0

2008.6

2008.9

2008.12

2009.3

US CMBS-related exposure

(billions of yen)

140

131.4

118.1

120

100

80

70.5

60

38.5

40

20

0

2008.6

2008.9

2008.12

2009.03

Leveraged loans

(billions of yen)

180

159.3

160

140

126.7

120

102.3

100

90.3

80

60

40

20

0

2008.6

2008.9

2008.12

2009.03

Fourth Quarter Business Highlights

Business highlights Retail

- Net revenue 61.9 billion yen (-11.1% QoQ), pre-tax loss 5.5 billion yen.

- First loss since second quarter of year ended Mar. 2002, but profitable on full year basis.

- Sales of investment trusts improved: 946.8 billion yen in stock investment trust sales (+84% QoQ).

- Customer base expanded with 1 trillion yen in net asset inflow. Asset Management

- Net revenue 13.1 billion yen (+21.0% QoQ), pre-tax income of 500 million yen.

- Returned to profitability following third quarter loss, first net asset inflow for investment trusts in three quarters.

- Nomura Asset Management topped net asset inflow rankings for publicly offered investment trusts with 208.1 billion yen (4.9 times second ranked firm). Global Markets

- Net revenue 9.4 billion yen, pre-tax loss 130.8 billion yen.

- Focusing on flow businesses: Expanded client base and research coverage, increased equities market share and currency trading.

- System integration mostly finished on schedule.

- Scaled down, exited businesses with illiquid assets. Investment Banking

- Net revenue 6.6 billion yen (-70.8% QoQ), pre-tax loss 41.3 billion yen.

- Income declined due to a drop in fees from investment banking and increased expenses.

- Increased cross-border M&A activity. Merchant Banking

- Net revenue -18.4 billion yen, pre-tax loss 23 billion yen.

- Write-downs on investee companies and partial revision to business strategy.

Cost reductions Rightsizing: Reduced global headcount by more than 2,100 since October peak. Powai utilization rate: Increased to 80%, part of global drive for efficiencies.

Consolidated Financial Highlights

Net income (loss) ROE (%)

Full Year

(billions of yen)

400

20%

15.5%

8.3%

200

5.2%

304.3

10%

175.8

94.7

0

0%

-67.8

-200

-400

-600

-709.4

-800

Quarter

(billions of yen)

60

0

-60

-

-76.6

-72.9

-120

-

-180

-153.9

-

-240

-217.1

-

-300

-

-360

-342.9

-

-

FY2005.3

FY2006.3

FY2007.3

FY2008.3

FY2009.3

Net revenue

799.2

1,145.7

1,091.1

787.3

312.6

Income (loss) before income taxes

204.8

545.0

321.8

-64.6

-779.0

Net income (loss)

94.7

304.3

175.8

-67.8

-709.4

Total shareholders’ equity

1,868.4

2,063.3

2,185.9

1,988.1

1,567.1

ROE (%)*

5.2%

15.5%

8.3%

-

-

Basic net income (loss) per share (yen)

48.80

159.02

92.25

-35.55

-365.33

Shareholders’ equity per share (yen)

962.48

1,083.19

1,146.23

1,042.60

601.63

* Quarterly data has been annualized

FY2008.3

FY2009.3

4Q

1Q

2Q

3Q

4Q

21.5

135.1

128.1

-49.7

99.2

-198.3

-84.3

-69.3

-399.5

-225.9

-153.9

-76.6

-72.9

-342.9

-217.1

1,988.1

1,945.2

1,810.1

1,419.0

1,567.1

-

-

-

-

-

-80.62

-40.14

-38.18

-179.62

-107.61

1,042.60

1,019.19

948.34

743.24

601.63

Consolidated Balance Sheet

Total assets increased by 1.5% YoY.

Gross leverage at 15.9x. Adjusted leverage 10.5x.

Net Level 3 assets of 1.74 trillion yen1 (provisional).

Consolidated Balance Sheet

Mar. 30, 2008

Mar. 31, 2009

Increase (Decrease)

Assets

Cash and cash deposits

1,434

1,423

(11)

Loans and receivables

1,188

1,643

455

Collateralized agreements

10,391

8,413

(1,979)

Trading assets and private equity investments2

10,278

11,673

1,394

Other assets

1,945

1,706

(239)

Total assets

25,236

24,857

(379)

Mar. 30, 2008

Mar. 31, 2009

(billions of yen) Increase

(Decrease)

Liabilities

Short-term borrowings

1,426

1,183

(243)

Payables and deposits

950

1,242

292

Collateralized financing

10,541

10,158

(383)

Trading liabilities

4,470

4,752

282

Other liabilities

636

471

(165)

Long-term borrowings

5,224

5,483

259

Total liabilities

23,248

23,289

42

Shareholders’ equity

Total shareholders’ equity

1,988

1,567

(421)

Total liabilities and shareholders’ equity

25,236

24,857

(379)

1. After netting derivative assets and liabilities.

2. Including securities pledged as collateral

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

NOMURA

# Full Year Business Segment Highlights

## Net Revenue


(billions of yen)
1,200
900
600
300
0
-300
-600
709.0
29.8
49.0
75.4
7.3
243.1
304.4
1,059.8
8.4
65.8
68.2
99.7
371.1
446.5
1,057.7
73.3
90.1
65.0
99.2
290.0
440.1
837.4
103.2
88.7
64.8
83.1
95.6
402.0
335.8
147.7
59.8
63.5
291.9
-157.3
-69.9

| FY2005.3 | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 |
|---|---|---|---|---|
| 709.0 | 1,059.8 | 1,057.7 | 837.4 | 335.8 |

## Income (Loss) before Income Taxes


(billions of yen)
600
400
200
0
-200
-400
-600
-800
187.6
10.1
29.2
10.0
60.2
81.2
-3.0
452.0
20.6
55.4
51.5
157.7
197.2
-30.5
377.3
23.9
36.5
52.8
44.4
58.8
160.9
-14.4
34.0
53.3
22.8
122.3
-226.2
-20.6
-755.9
18.2
7.4
-574.6
-57.4
-85.3
-64.2

| FY2005.3 | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 |
|---|---|---|---|---|
| 187.6 | 452.0 | 377.3 | -14.4 | -755.9 |

Reference:
- Retail: P22
- Global Markets: P27
- Investment Banking: P29
- Merchant Banking: P30
- Asset Management: P31
- Segment "Other": P19
- Adjustment of Consolidated Results and Segment Results: Income (Loss) before Income Taxes: P37

Other
Asset Management
Merchant Banking
Investment Banking
Global Markets
Retail

Note: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

12

NOMURA

# Fourth Quarter Business Segment Highlights

## Net Revenue


(billions of yen)
250
200
150
100
50
0
-50
-100
-150
-200
-250
-300
38.5
38.4
16.9
23.1
14.8
78.5
-133.3
134.4
24.5
21.1
29.0
11.0
85.8
-37.0
136.4
28.0
14.7
20.5
5.2
74.5
-6.5
-38.2
64.7
10.8
22.7
69.7
-171.1
-35.0
103.2
30.5
13.1
6.6
9.4
61.9
-18.4

| FY2008.3 | FY2009.3 | | | |
|---|---|---|---|---|
| 4Q | 1Q | 2Q | 3Q | 4Q |
| 38.5 | 134.4 | 136.4 | -38.2 | 103.2 |

## Income (Loss) before Income Taxes


(billions of yen)
100
50
0
-50
-100
-150
-200
-250
-300
-350
-400
-181.4
3.3
20.1
11.1
0.2
-208.9
-7.1
-84.9
8.2
12.6
16.2
-61.6
-39.4
-20.9
-61.0
13.6
14.6
0.8
5.3
-86.7
-8.7
-388.0
2.3
-295.5
-19.9
-37.6
-2.1
-35.1
-221.9
0.5
-5.5
-130.8
-41.3
-23.0
-21.8

| FY2008.3 | FY2009.3 | | | |
|---|---|---|---|---|
| 4Q | 1Q | 2Q | 3Q | 4Q |
| -181.4 | -84.9 | -61.0 | -388.0 | -221.9 |

Reference:
- Retail: P22
- Global Markets: P27
- Investment Banking: P29
- Merchant Banking: P30
- Asset Management: P31
- Segment "Other": P19
- Adjustment of Consolidated Results and Segment Results: Income (Loss) before Income Taxes: P37

- Other
- Asset Management
- Merchant Banking
- Investment Banking
- Global Markets
- Retail

Note: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

13

NOMURA

# Retail

## Net Revenue and Income (Loss) before Income Taxes

### Quarter


(billions of yen)
120
100
80
60
40
20
0
-20
Net revenue
Income before income taxes
78.5
85.8
74.5
69.7
61.9
11.1
16.2
5.3
2.3
-5.5
FY2008.3
FY2009.3
4Q
1Q
2Q
3Q
4Q

### Full Year


(billions of yen)
500
400
300
200
100
0
304.4
446.5
440.1
402.0
291.9
81.2
197.2
160.9
122.3
18.2
FY2005.3
FY2006.3
FY2007.3
FY2008.3
FY2009.3

- **Business Performance**

  **Fourth quarter net revenue was 61.9 billion yen (-11.1% QoQ, -21.1% YoY). Loss before income taxes was 5.5 billion yen.**
  - Investment trust sales rebounded, but bonds and equities were weak.

- **Growing customer base**
  - Retail client assets of 59.3 trillion yen at end of March (+Y1.1tn QoQ).
  - Net asset inflow of 1 trillion yen.
  - Number of accounts with a balance increased by approx. 25,000 from prior quarter to 4.47 million.
  - 81,000 new accounts opened by retail investors.

- **Sales of investment rebound**
  - Total value of sales of stock investment trusts reached 946.8 billion yen.
  - Investment trust commissions of 19.7 billion yen (+138.2% QoQ).

- **Quarter Highlights**
  - 44,000 retail sales of Nomura Holdings public offering.

Reference:
- Net Revenue and Income (loss) before income taxes: P22
- Retail stock brokerage commissions, Commissions for distribution of investment trusts: P23
- Retail Client Assets: P24
- Retail Client Assets Net Asset Inflow: P25
- Number of Accounts: P26

14

NOMURA

# Global Markets

## Net Revenue and Income (Loss) before Income Taxes

### Quarter


(billions of yen)
120
60
0
-60
-120
-180
-240
-300
11.0
9.4
-6.5
-61.6
-86.7
-130.8
-133.3
-171.1
-208.9
-295.5
FY2008.3
FY2009.3
4Q
1Q
2Q
3Q
4Q

### Full Year


(billions of yen)
400
200
0
-200
-400
-600
371.1
243.1
290.0
157.7
60.2
58.8
95.6
-157.3
-226.2
-574.6
FY2005.3
FY2006.3
FY2007.3
FY2008.3
FY2009.3
Net revenue
Income before income taxes

- **Business Performance**

  **Fourth quarter net revenue was 9.4 billion yen. Loss before income taxes was 130.8 billion yen.**

  - **Global Fixed Income**

    Trading revenue improved from third quarter.

    Flow businesses such as government bonds and currencies grew.

  - **Global Equities**

    Revenue increased due to improved trading.

    Flow business expansion led to increased market share

  - **Other Businesses**

    Asset Finance: Wrote down real estate and loans

- **Japanese Loan-related Business: 219.2 billion yen**

  - Nomura Capital Investment (NCI)

    Total of approx. 193.5 billion yen.

    Balance incl. commitments: 366.3 billion yen (Mar. 31, 2009)

- **Quarter Highlights**

  - System integration following integration of Lehman businesses mostly complete.

Reference:

- Net Revenue and Income (Loss) before Income Taxes: P27
- Securitization Product Holdings / Leveraged Finance Balance: P27
- Monoline Insurers-related Exposure: P28
- Value at Risk: P33
- Market Share Data: P35

15

NOMURA

# Investment Banking

## Net Revenue and Income (Loss) before Income Taxes

### Quarter


(billions of yen)
40
30
20
10
0
-10
-20
-30
-40
-50
14.8
29.0
5.2
22.7
6.6
0.2
12.6
-8.7
-19.9
-41.3
FY2008.3
FY2009.3
4Q
1Q
2Q
3Q
4Q

### Full Year


(billions of yen)
120
90
60
30
0
-30
-60
75.4
99.7
99.2
83.1
63.5
29.2
51.5
44.4
22.8
-57.4
FY2005.3
FY2006.3
FY2007.3
FY2008.3
FY2009.3
Net revenue
Income before income taxes

- **Business Performance**

  **Fourth quarter net revenue was 6.6 billion yen (-70.8% QoQ, -55.4% YoY). Loss before income taxes was 41.3 billion yen.**
  - Income declined due to a drop in fees from investment banking and increased expenses.
  - Both cross-border and domestic M&A remained active.

- **Major Deals**
  - Equity underwriting: Nomura Holdings 312.8 billion yen
    T&D Holdings 60.9 billion yen
  - CB: SK Telecom USD330 million
  - M&A: Chinalco's USD19.5bn additional investment in RioTinto
    Kirin Holdings acquisition of stake in San Miguel Brewery USD1.2 billion
    Asahi Breweries acquisition of equity interest in Tsingtao Brewery USD670 million

- **Quarter Highlights**
  - Ranked number 1 in Equity Capital Markets Bookrunner[1] and M&A Financial Advisors[2] league tables (Japan related)

1. Apr. 2008 – Mar. 2009, Thomson Reuters
2. Apr. – Mar. 2009 , Bloomberg

Reference:
- Net Revenue and Income (Loss) before Income Taxes: P29
- League Tables: P29
- Market Share Data: P35

16

Merchant Banking

Net Revenue and Income (Loss) before Income Taxes Quarter

(billions of yen)

40

23.1

20.1

20.5

20

14.6

0

-20

-18.4

-37.0

-35.0

-23.0

-40

-39.4

-37.6

FY2008.3 FY2009.3

4Q 1Q 2Q 3Q 4Q

Full Year

(billions of yen)

80

68.2

65.0

64.8

55.4

60

52.8

53.3

40

20

7.3

0

-20

-3.0

-40

-60

-80

-69.9

-100

-85.3

FY2005.3

FY2006.3

FY2007.3

FY2008.3

FY2009.3

Net revenue

Income before income taxes

Business Performance

Fourth quarter net revenue was -18.4 billion yen. Loss before income taxes was 23 billion yen.

Booked unrealized losses on certain private equity investee companies, reflecting the deteriorating economic climate.

Partial revision to strategy.

Reference:

• Revenue and Income (Loss) before Income Taxes: P30

• Business exposure: P30

Asset Management

Net Revenue and Income (Loss) before Income Taxes Quarter

(billions of yen)

40

30

21.1

20

16.9

14.7

13.1

10

8.2

10.8

3.3

0.8

0

0.5

-2.1

-10

FY2008.3 FY2009.3

4Q 1Q 2Q 3Q 4Q

Full Year

(billions of yen)

100

88.1

88.7

80

64.1

59.8

60

47.6

39.4

40

34.0

23.8

20

13.0

7.4

0

FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

Business Performance

Fourth quarter net revenue was 13.1 billion yen (+21% QoQ, -22.5% YoY). Income before income taxes was 500 million yen (-83.9% YoY).

Assets under management decreased by 100 billion yen from the end of December to 20.2 trillion yen as of the end of March.

Investment trusts saw net asset inflow, but assets under management declined due to a drop in stock prices.

Outstanding balance of Asset Management products sold via bank channels in Japan: Banks, others* 888.3 billion yen Japan Post Bank 398.3 billion yen

Quarter Highlights

Growth in newly launched funds.

Assets under management in Nomura US High Yield Bond Fund stood at 319.6 billion yen at the end of March.

* Excludes Japan Post Bank and Nomura Trust & Banking.

Reference:

• Revenue and Income (Loss) before Income Taxes: P31

• Assets Under Management: P31, 32

• Investment Trust Related Data: P32

Note: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009.

Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Net revenue

Income before income taxes

28

NOMURA

# Segment "Other"

## Income (Loss) before Income Taxes


Full Year
Quarter
(billions of yen)
Includes 34bn yen related to Nomura Real Estate Holdings IPO
60
40
20
0
-20
-40
-60
7.0
-33.7
21.0
-20.6
-64.2
(billions of yen)
Fortress impairment of 21bn yen.
Fortress impairment of 62.3bn yen.
13.6
-7.1
-20.9
-35.1
-21.8
JAFCO impairment of 17.6bn yen
JAFCO impairment of 13.6bn yen

■ **Business Performance**

**Fourth quarter loss before income taxes was 21.8 billion yen.**

- JAFCO impairment charge of 13.6 billion yen.

| | FY2005.3 | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 | FY2008.3 | FY2009.3 | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 4Q | 1Q | 2Q | 3Q | 4Q |
| Net gain/loss on trading related to economic hedging transactions | -9.7 | -64.8 | -38.4 | -9.7 | **64.2** | 1.5 | 1.0 | 20.2 | 40.3 | **2.7** |
| Realized gain on investments in equity securities held for operating purposes | 7.0 | 8.4 | 18.1 | 1.5 | **-2.4** | 0.0 | 0.3 | -1.5 | -1.4 | **0.2** |
| Equity in earnings of affiliates | 7.3 | 27.8 | 53.2 | 4.7 | **-0.7** | 2.3 | 2.1 | 4.0 | -0.4 | **-6.4** |
| Corporate items | 4.5 | -7.4 | -11.1 | -13.4 | **-70.5** | 20.3 | -5.6 | -2.3 | -35.0 | **-27.6** |
| Others* | -2.0 | 2.3 | -0.8 | -3.6 | **-54.7** | -31.2 | -18.6 | -6.7 | -38.7 | **9.3** |
| Income before income taxes | 7.0 | -33.7 | 21.0 | -20.6 | **-64.2** | -7.1 | -20.9 | 13.6 | -35.1 | **-21.8** |

*Businesses not included in the five business divisions (Joinvest Securities, Nomura Trust & Banking, etc.) are included in Others.

Note: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009.

Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

## Joinvest Securities

| | 2007 | | | | 2008 | | | | 2009 |
|---|---|---|---|---|---|---|---|---|---|
| | March | June | September | December | March | June | September | December | March |
| Number of Accounts | 129,516 | 166,387 | 183,267 | 205,668 | 248,763 | 266,932 | 281,265 | 312,203 | **321,809** |
| Margin Trading Accounts | 9,054 | 11,272 | 13,519 | 15,873 | 18,538 | 20,919 | 22,866 | 25,208 | **26,954** |
| Stock Trading Value (millions of yen) | 591,354 | 699,710 | 573,236 | 695,415 | 789,250 | 879,079 | 388,987 | 368,420 | **376,955** |
| Margin Transaction Value | 386,363 | 453,191 | 405,078 | 499,429 | 591,423 | 625,342 | 222,055 | 194,622 | **200,812** |
| Assets in Custody (millions of yen) | 256,215 | 319,248 | 342,276 | 364,367 | 364,445 | 414,149 | 371,018 | 365,980 | **377,601** |

19

Non-interest Expenses

Other

Business development expenses

Occupancy and related depreciation

Information processing and communications

Commissions and floor brokerage

Compensation and benefits

Full Year

(billions of yen)

1,200

1,091.7

1,000

851.8

800

680.5

607.8

600

400

200

0

Quarter

(billions of yen)

400

349.8

325.1

300

219.8

219.4

197.4

200

100

0

Business Performance

Fourth quarter non-interest expenses of 325.1 billion yen (-7.1% QoQ)

Up mainly due to compensation and benefits related to Lehman acquisitions.

- Additional expenses related to Lehman acquisitions of 53.1 billion yen.

- Optimization costs of 7.2 billion yen.

Other expenses increased due to JAFCO impairment charge (Y13.6bn).

FY2008.3

FY2009.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3

QoQ

4Q

1Q

2Q

3Q

4Q

Compensation and benefits

311.3

331.0

366.8

491.6

78.4

87.9

80.1

161.8

161.7

-0.1%

Variable-type compensation and benefits

150.5

157.6

174.7

129.9

30.6

39.6

33.0

26.1

31.3

20.0%

Commissions and floor brokerage

31.4

49.8

90.2

73.7

24.5

18.6

20.3

17.6

17.1

-2.4%

Information processing and communications

89.1

109.5

135.0

155.0

37.2

33.4

34.6

40.8

46.2

13.0%

Occupancy and related depreciation

50.8

57.4

64.8

78.5

19.5

15.9

17.2

23.2

22.2

-4.5%

Business development expenses

30.6

35.3

38.1

31.6

10.0

7.0

7.9

8.1

8.6

5.4%

Other

94.7

97.5

156.9

261.3

50.1

56.5

37.2

98.2

69.4

-29.4%

Total

607.8

680.5

851.8

1,091.7

219.8

219.4

197.4

349.8

325.1

-7.1%

Reference:

• Number of Employees: P34

Financial Supplement

NOMURA

# Retail Related Data (1)

(billions of yen)

| | FY2005.3 | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 | FY2008.3 | FY2009.3 | | | | QoQ | YoY |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 4Q | 1Q | 2Q | 3Q | 4Q | | |
| Commissions | 174.0 | 269.4 | 251.4 | 225.9 | **151.0** | 39.2 | 45.5 | 41.0 | 28.9 | **35.5** | **22.7%** | **-9.5%** |
| Sales credit | 73.7 | 109.0 | 96.8 | 94.2 | **71.4** | 18.8 | 21.3 | 15.0 | 22.8 | **12.3** | **-46.1%** | **-34.8%** |
| Fees from investment banking | 24.5 | 26.4 | 24.0 | 14.9 | **13.4** | 4.6 | 2.0 | 2.0 | 5.6 | **3.7** | **-33.9%** | **-19.6%** |
| Investment trust administration fees and other | 26.1 | 34.4 | 47.5 | 59.7 | **50.9** | 14.2 | 15.5 | 15.2 | 10.9 | **9.3** | **-14.6%** | **-34.3%** |
| Net interest revenue | 6.1 | 7.4 | 20.4 | 7.3 | **5.2** | 1.7 | 1.5 | 1.1 | 1.4 | **1.1** | **-19.3%** | **-32.3%** |
| Net revenue | 304.4 | 446.5 | 440.1 | 402.0 | **291.9** | 78.5 | 85.8 | 74.5 | 69.7 | **61.9** | **-11.1%** | **-21.1%** |
| Non-interest expenses | 223.2 | 249.3 | 279.3 | 279.7 | **273.6** | 67.5 | 69.6 | 69.1 | 67.4 | **67.5** | **0.2%** | **0.0%** |
| Income before income taxes | 81.2 | 197.2 | 160.9 | 122.3 | **18.2** | 11.1 | 16.2 | 5.3 | 2.3 | **-5.5** | **-** | **-** |
| Domestic distribution volume of investment trusts* (trillions of yen) | 14.2 | 20.5 | 21.4 | 20.4 | **14.7** | 3.7 | 4.0 | 3.7 | 3.6 | **3.4** | **-6.1%** | **-9.4%** |
| Bond investment trusts | 10.4 | 14.3 | 14.4 | 13.9 | **9.4** | 2.6 | 2.7 | 2.5 | 2.4 | **1.9** | **-19.1%** | **-26.7%** |
| Stock investment trusts | 2.3 | 4.5 | 6.0 | 5.2 | **4.2** | 0.8 | 0.9 | 1.0 | 1.0 | **1.3** | **33.5%** | **64.2%** |
| Foreign investment trusts | 1.4 | 1.7 | 1.0 | 1.3 | **1.1** | 0.3 | 0.4 | 0.3 | 0.3 | **0.2** | **-33.9%** | **-47.4%** |
| Other (billions of yen) | | | | | | | | | | | | |
| Accumulated value of annuity insurance policies | 446.4 | 683.3 | 990.4 | 1,205.3 | **1,413.3** | 1,205.3 | 1,259.0 | 1,303.6 | 1,358.9 | **1,413.3** | **4.0%** | **17.3%** |
| Sales of JGBs for individual investors (transaction base) | 1,290.6 | 747.8 | 615.2 | 292.3 | **109.6** | 22.8 | 68.8 | 20.2 | 12.8 | **7.8** | **-39.0%** | **-65.8%** |
| Retail foreign currency bond sales | 1,154.4 | 1,119.2 | 677.1 | 954.0 | **867.4** | 383.2 | 322.0 | 245.9 | 142.7 | **156.7** | **9.8%** | **-59.1%** |

*Nomura Securities

22

Retail Related Data (2)

Stock brokerage commissions and Commissions for distribution of investment trusts*

Stock brokerage commissions

Commissions for distribution of investment trusts*

Full Year

(billions of yen)

180

150

120

90

60

30

0

Quarter

(billions of yen)

50

40

30

20

10

0

FY2005.3

FY2006.3

FY2007.3

FY2008.3

FY2009.3

Stock brokerage commissions

103.0

153.6

98.3

75.1

50.8

Commissions for distribution of investment trusts*

49.9

95.9

124.7

124.5

79.8

*Nomura Securities

FY2008.3

FY2009.3

QoQ

YoY

4Q

1Q

2Q

3Q

4Q

13.9

14.8

10.7

15.0

10.3

-31.3%

-25.9%

18.1

26.8

25.1

8.3

19.7

138.2%

8.9%

Retail Related Data (3)

Retail Client Assets*

Other****

Overseas mutual funds Bond investment trusts Stock investment trusts Domestic bonds***

Foreign currency bonds**

Equities

Full Year

(trillions of yen)

100

85.2

80.5

80

72.2

61.2

60

40

20

0

Quarter

75.8

68.6

58.3 59.3

Mar.31, 2005

Mar.31, 2006

Mar.31, 2007

Mar.31, 2008

Jun.30, 2008

Sep. 30, 2008

Dec. 31, 2008

Mar. 31, 2009

Equities

33.5

49.3

48.5

37.2

39.6

34.3

27.5

28.6

Foreign currency bonds**

4.0

3.6

3.3

2.7

3.0

2.7

5.6

5.5

Domestic bonds***

11.8

13.1

16.4

16.5

16.5

16.4

13.2

13.0

Stock investment trusts

3.3

5.3

7.4

7.3

7.8

6.7

4.8

5.0

Bond investment trusts

4.9

4.5

4.7

4.4

4.3

4.2

4.0

4.0

Overseas mutual funds

1.9

2.3

2.0

1.7

1.9

1.7

1.4

1.4

Other****

1.9

2.3

2.9

2.5

2.6

2.6

1.9

1.9

Total

61.2

80.5

85.2

72.2

75.8

68.6

58.3

59.3

*	Domestic Client Assets name changed to Retail client assets.

** Euroyen bonds have been moved from domestic bonds to foreign currency bonds from the current period.

*** Includes CBs and warrants. **** Includes annuity insurance.

Retail Related Data (4)

Retail Client Assets Net Asset Inflow*

Full Year

(billions of yen)

8,000

6,749

6,000 5,975

4,581 4,868 4,928 4,000

2,000

0

Quarter

1,066 1,407 1,441

1,013

FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

FY2009.3

1Q 2Q 3Q 4Q

*Retail client assets excludes portion from regional financial institutions Note: Net Asset Inflow = Asset Inflow – Asset Outflow

Retail Related Data (5)

Number of Accounts /IT Share*

Mar. 31,2005

Mar. 31,2006

Mar. 31,2007

Mar. 31,2008

Jun. 30,2008

Sep. 30,2008

Dec. 31,2008

Mar. 31,2009

(thousands)

Accounts with balance

3,678

3,780

3,953

4,165

4,206

4,281

4,442

4,467

Equity holding accounts

1,680

1,745

1,853

2,027

2,058

2,134

2,310

2,347

Nomura Home Trade (online trading accounts)

1,716

1,969

2,243

2,765

2,834

2,946

3,065

3,080

Full Year

Quarter

FY2005.3

FY2006.3

FY2007.3

FY2008.3

FY2009.3

FY2009.3

1Q

2Q

3Q

4Q

New individual accounts (thousands)

425

343

417

580

608

129

180

218

81

IT share*

No. of orders

52%

55%

55%

57%

59%

60%

60%

56%

60%

Transaction value

24%

27%

27%

29%

29%

30%

30%

27%

29%

*IT share is the percentage of trades via Nomura Home Trade and Telephone Answer comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment)

# Global Markets Related Data (1)

(billions of yen)

| | FY2005.3 | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 | FY2008.3 4Q | FY2009.3 1Q | FY2009.3 2Q | FY2009.3 3Q | FY2009.3 4Q | QoQ | YoY |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Global Fixed Income | 119.8 | 173.8 | 123.1 | -119.9 | **-169.9** | -153.9 | -35.2 | -15.3 | -172.1 | **52.8** | **-** | **-** |
| Global Equities | 90.2 | 168.5 | 147.9 | 206.0 | **98.9** | 18.0 | 42.4 | 26.4 | 7.3 | **22.8** | **213.5%** | **26.9%** |
| Other | 33.1 | 28.8 | 19.1 | 9.5 | **-86.3** | 2.7 | 3.8 | -17.6 | -6.2 | **-66.2** | **-** | **-** |
| Net revenue | 243.1 | 371.1 | 290.0 | 95.6 | **-157.3** | -133.3 | 11.0 | -6.5 | -171.1 | **9.4** | **-** | **-** |
| Non-interest expenses | 182.9 | 213.4 | 231.2 | 321.8 | **417.4** | 75.6 | 72.6 | 80.2 | 124.4 | **140.2** | **12.7%** | **85.4%** |
| Income before income taxes | 60.2 | 157.7 | 58.8 | -226.2 | **-574.6** | -208.9 | -61.6 | -86.7 | -295.5 | **-130.8** | **-** | **-** |

Notes: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets. Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.

## Securitization Product Holdings

### Holdings by Product and Region

(billions of yen)

| | As of Mar. 31,2009 | | | | |
|---|---|---|---|---|---|
| | Outstanding Balance | Japan | Asia | Europe | US |
| Commercial Mortgage Backed Securities (CMBS) | 10.8 | 8.1 | - | - | 2.7* |
| Residential Mortgage Backed Securities (RMBS) | 71.3 | 35.5 | - | - | 35.8** |
| Commercial Real Estate Backed Securities | 37.7 | 37.7 | - | - | - |
| Other Securitization Products | 54.3 | 38.8 | 2.7 | 7.7 | 5.1 |
| Total | 174.1 | 120.0 | 2.7 | 7.7 | 43.7 |

*The 2.7 billion yen shown here is mainly for synthetic CDO business carried out in Europe. In addition to this amount, we had a position of 38.5 billion yen in the US CMBS-related business at the end of March 2009. This has been included in whole loans and is not shown here.
**Fund seed money holding government sponsored enterprise agency mortgages.

### CMBS by Rating

(billions of yen)

| | As of Mar. 31,2009 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Outstanding Balance | AAA | A | BBB | BB | No Rating | Ginnie Mae GSE* |
| Japan | 8.1 | 4.3 | 0.1 | 0.9 | - | 2.8 | - |
| US | 2.7 | 1.5 | 0.1 | 0.0 | 0.4 | - | 0.7 |
| Total | 10.8 | 5.8 | 0.2 | 0.9 | 0.4 | 2.8 | 0.7 |

* Government Sponsored Enterprises

## Leveraged Finance* Balance

(billions of yen)

| | As of Mar. 31,2009 | | |
|---|---|---|---|
| | Outstanding Balance | Drawn Down | Remaining Comittments |
| Japan | 9.9 | 8.0 | 1.9 |
| Europe | 80.5 | 74.9 | 5.6 |
| Total | 90.3 | 82.8 | 7.5 |

*Loans for leveraged buy-outs and leveraged buy-ins

27

Global Markets Related Data (2)

Monoline Insurer-related Exposure

Credit Derivative Transactions* with Monoline Insurers

2009/3/31

(millions of US$)

Monoline Insurers by

Counterparty Risk

Credit Rating**

Notional

Gross Exposure

Reserves and other

Net Exposure

(No. of companies)

Adjustments

AAA (1)

$1,276

$248

$94

$154

AA(1)

$256

$123

$13

$110

Non-investment grade(3)

$6,947

$4,868

$4,433

$435

Total

$8,479

$5,239

$4,540

$699

2008/12/31

(millions of US$)

Monoline Insurers by

Counterparty Risk

Credit Rating**

Notional

Gross Exposure

Reserves and other

Net Exposure

(No. of companies)

Adjustments

AAA (2)

$1,613

$415

$59

$356

BBB(1)

$1,472

$410

$265

$146

Total

$3,084

$825

$324

$502

* Excluding provisions and hedged exposure.

** Based on S&P or Moody’s depending on which rating is lower.

NOMURA

# Investment Banking Related Data

(billions of yen)

| | FY2005.3 | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 | FY2008.3 | FY2009.3 | | | | QoQ | YoY |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 4Q | 1Q | 2Q | 3Q | 4Q | | |
| Net revenue | 75.4 | 99.7 | 99.2 | 83.1 | **63.5** | 14.8 | 29.0 | 5.2 | 22.7 | **6.6** | **-70.8%** | **-55.4%** |
| Non-interest expenses | 46.2 | 48.1 | 54.8 | 60.3 | **120.9** | 14.6 | 16.4 | 14.0 | 42.6 | **47.9** | **12.5%** | **229.1%** |
| Income before income taxes | 29.2 | 51.5 | 44.4 | 22.8 | **-57.4** | 0.2 | 12.6 | -8.7 | -19.9 | **-41.3** | **-** | **-** |

Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.

## League Tables

### Equity Capital Markets Bookrunner League table
### Japan Equity & Equity-Related (excluding self-funding)*

| Rank | Bookrunner | Apr. 1, 2008 - Mar. 31, 2009 Proceeds (USD mil) | Mkt. Share | No. of Deals |
|---|---|---|---|---|
| 1 | Nomura | 3,333.7 | 23.3% | 23 |
| 2 | Daiwa Securities SMBC | 2,704.4 | 18.9% | 12 |
| 3 | Nikko Citi | 1,063.0 | 7.4% | 8 |
| 4 | JP Morgan | 1,048.2 | 7.3% | 2 |
| 5 | Morgan Stanley | 804.5 | 5.6% | 1 |
| 6 | Goldman Sachs | 725.6 | 5.1% | 2 |
| 7 | UBS | 318.2 | 2.2% | 2 |
| 8 | Mizuho Financial Group | 188.5 | 1.3% | 6 |
| 9 | Mitsubishi UFJ Financial Group | 73.6 | 0.5% | 3 |
| 10 | Shinko Securities | 50.5 | 0.4% | 6 |

### M&A Financial Advisors League table
### Japan Announced Deals**

Announced deals, value base

| Rank | Advisor | Apr. 1, 2008 - Mar. 31, 2009 Rank Value (USD mil) | Mkt. Share | No. of Deals |
|---|---|---|---|---|
| 1 | Nomura | 40,869.5 | 27.8% | 120 |
| 2 | Goldman Sachs | 29,778.6 | 20.2% | 26 |
| 3 | Daiwa Securities SMBC | 23,146.5 | 15.7% | 90 |
| 4 | Bank of America Merrill Lynch | 18,951.8 | 12.9% | 13 |
| 5 | UBS | 18,297.8 | 12.4% | 16 |
| 6 | Morgan Stanley | 18,257.0 | 12.4% | 23 |
| 7 | JP Morgan | 17,749.0 | 12.1% | 28 |
| 8 | GCA | 15,746.6 | 10.7% | 41 |
| 9 | Mizuho Financial Group | 12,347.5 | 8.4% | 81 |
| 10 | Credit Suisse | 10,743.9 | 7.3% | 15 |

### Global & Euro Yen Bonds*

| Rank | Bookrunner | Apr. 1, 2008 - Mar. 31, 2009 Proceeds (JPY mil) | Mkt. Share | No. of Issues |
|---|---|---|---|---|
| 1 | Daiwa Securities SMBC | 532,482.7 | 18.1% | 20 |
| 2 | Nomura | 460,354.0 | 15.7% | 15 |
| 3 | BNP Paribas | 407,166.7 | 13.9% | 44 |
| 4 | Nikko Citi | 302,443.9 | 10.3% | 15 |
| 5 | Mitsubishi UFJ Financial Group | 253,116.7 | 8.6% | 4 |
| 6 | RBS | 235,950.0 | 8.0% | 4 |
| 7 | Mizuho Financial Group | 157,227.3 | 5.4% | 11 |
| 8 | Barclays Capital | 156,745.9 | 5.3% | 6 |
| 9 | Morgan Stanley | 87,172.5 | 3.0% | 5 |
| 10 | Deutsche Bank | 72,975.0 | 2.5% | 3 |

### Domestic Straight Bonds (excluding self-funding)*

| Rank | Bookrunner | Apr. 1, 2008 - Mar. 31, 2009 Proceeds (JPY mil) | Mkt. Share | No. of Issues |
|---|---|---|---|---|
| 1 | Mitsubishi UFJ Financial Group | 2,144,306.2 | 23.9% | 88 |
| 2 | Nomura | 2,111,676.8 | 23.5% | 89 |
| 3 | Mizuho Financial Group | 1,792,968.2 | 20.0% | 91 |
| 4 | Daiwa Securities SMBC | 1,691,278.3 | 18.8% | 78 |
| 5 | Nikko Citi | 793,994.5 | 8.9% | 48 |
| 6 | Shinko Securities | 148,000.0 | 1.7% | 4 |
| 7 | Goldman Sachs | 99,142.8 | 1.1% | 6 |
| 8 | Mizuho Investors Securties | 53,000.0 | 0.6% | 3 |
| 9 | Toyota FInancial Services Sec. | 41,824.2 | 0.5% | 7 |
| 10 | Merrill Lynch | 26,995.5 | 0.3% | 5 |

Source: * Thomson Reuters ** Bloomberg

29

# Merchant Banking Related Data

(billions of yen)

| | FY2005.3 | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 | FY2008.3 4Q | FY2009.3 1Q | FY2009.3 2Q | FY2009.3 3Q | FY2009.3 4Q | QoQ | YoY |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Net revenue | 7.3 | 68.2 | 65.0 | 64.8 | **-69.9** | 23.1 | -37.0 | 20.5 | -35.0 | **-18.4** | **-** | **-** |
| Non-interest expenses | 10.4 | 12.8 | 12.2 | 11.5 | **15.4** | 3.0 | 2.4 | 5.9 | 2.6 | **4.6** | **76.0%** | **52.7%** |
| Income before income taxes | -3.0 | 55.4 | 52.8 | 53.3 | **-85.3** | 20.1 | -39.4 | 14.6 | -37.6 | **-23.0** | **-** | **-** |

## Business Exposure



Full Year
Quarter
(billions of yen)
600
500
400
300
200
100
0
Terra Firma
Asia
Europe (excluding Terra Firma)
Japan
457.6
132.1
439.1
98.7
543.4
231.2
381.4
210.9
407.7
232.0
433.8
279.0
375.3
266.7
366.3
254.9

| | Mar. 31,2005 | Mar. 31,2006 | Mar. 31,2007 | Mar. 31,2008 | Jun. 30,2008 | Sep. 30,2008 | Dec. 31,2008 | Mar. 31,2009 |
|---|---|---|---|---|---|---|---|---|
| Japan | 108.4 | 59.9 | 195.5 | 169.5 | 193.4 | 214.0 | 201.8 | **191.7** |
| Europe (excluding Terra Firma) | 23.7 | 38.8 | 35.7 | 41.4 | 38.6 | 60.3 | 60.9 | **60.0** |
| Asia | - | - | - | - | - | 4.7 | 4.0 | **3.2** |
| Sub Total | 132.1 | 98.7 | 231.2 | 210.9 | 232.0 | 279.0 | 266.7 | **254.9** |
| Terra Firma | 325.5 | 340.4 | 312.2 | 170.5 | 175.7 | 154.8 | 108.6 | **111.4** |
| Total | 457.6 | 439.1 | 543.4 | 381.4 | 407.7 | 433.8 | 375.3 | **366.3** |

Notes: 1. Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others.
2. Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG), Nomura Phase4 Ventures (NPV) and others.

30

Asset Management Related Data (1)

FY2005.3

FY2006.3

FY2007.3

FY2008.3

FY2009.3

Net revenue

47.6

64.1

88.1

88.7

59.8

Non-interest expenses

34.6

40.3

48.7

54.8

52.4

Income before income taxes

13.0

23.8

39.4

34.0

7.4

(billions of yen)

FY2008.3

FY2009.3

QoQ

YoY

4Q

1Q

2Q

3Q

4Q

16.9

21.1

14.7

10.8

13.1

21.0% -22.5%

13.7

13.0

13.9

12.9

12.6

-2.6% -7.9%

3.3

8.2

0.8

-2.1

0.5

- -83.9%

Note1: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

2: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Total Assets Under Management

Full Year

(trillions of yen)

35

30

27.0

25.8

25

23.1

20

17.9

15

10

5

0

Mar. 31, 2005

Mar. 31, 2006 Mar. 31, 2007

Mar.31, 2008

Quarter

27.2

24.3

20.3

20.2

Jun.30, 2008

Sep.30, 2008 Dec.31, 2008

Mar. 31, 2009

Notes: 1. Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, MAINTRUST KAG, and Nomura Funds Research and Technologies America, Private Equity Funds Research and Investments. Adjusted for asset overlap amongst group companies. Data until March 31, 2006, include Nomura BlackRock Asset Management.

2. Nomura Funds Research and Technologies America data as of end of February 2009.

Asset Management Related Data (2)

Nomura Asset Management Assets Under Management

Overseas investment advisory Domestic investment advisory placed Privately investment trusts Public bond investment trusts Public stock investment trusts

Full Year Quarter

(trillions of yen)

30

25.9 25.2

25 24.3 22.5

21.0 20 18.9 19.0

16.0 15

10

5

0

Mar. 31

Mar. 31

Mar. 31

Mar. 31

Jun. 30

Sep. 30

Dec. 31

Mar. 31

2005

2006

2007

2008

2008

2008

2008

2009

Investment trusts

10.8

14.0

18.8

17.2

17.8

15.9

13.0

13.0

Public stock investment trusts

4.4

6.9

10.8

9.8

10.2

8.7

6.4

6.5

Public bond investment trusts

5.6

5.6

5.8

5.3

5.4

5.2

4.9

4.8

Privately placed investment trusts

0.8

1.5

2.2

2.0

2.2

2.0

1.7

1.6

Investment advisory

5.1

7.0

7.1

7.1

7.4

6.6

5.9

6.0

Domestic investment advisory

3.2

4.0

3.7

4.6

4.9

4.5

4.4

4.3

Overseas investment advisory

2.0

3.0

3.4

2.4

2.5

2.0

1.4

1.7

Total

16.0

21.0

25.9

24.3

25.2

22.5

18.9

19.0

Domestic Public Investment Trust Market and Nomura Asset Management Market Share

(trillions of yen)

Mar. 31

Mar. 31

Mar. 31

Mar. 31

Jun. 30 Sep. 30 Dec. 31 Mar. 31

2005

2006

2007

2008

2008 2008 2008 2009

Domestic public stock investment trusts

Market

28.9

45.0

59.4

57.7

60.6 52.8 40.8 40.4

Nomura’s share (%)

15%

15%

18%

17%

17% 16% 16% 16%

Domestic public bond investment trusts

Market

13.5

13.5

13.2

12.0

12.5 12.0 11.3 11.1

Nomura’s share (%)

42%

42%

44%

44%

43% 43% 43% 43%

Source: Investment Trusts Association, Japan

Nomura Asset Management Net Asset Inflow

Full Year Quarter

(trillions of yen)

FY2009.3

FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

1Q

2Q

3Q

4Q

Public stock investment trusts

-0.1

1.0

3.8

2.0

0.0

-0.1

-0.1

-0.1

0.3

Exclude ETF

0.2

1.4

3.7

1.8

-0.1

-0.1

-0.2

-0.1

0.2

Public bond investment trusts

-0.7

0.0

0.2

-0.5

-0.5

0.0

-0.1

-0.3

-0.1

Privately placed investment trusts

0.3

0.5

0.7

0.2

0.1

0.1

0.1

0.0

-0.1

Net Asset Inflow

-0.5

1.5

4.6

1.7

-0.4

0.0

-0.2

-0.4

0.1

Value at Risk

Definition

From April 1, 2008 to March 31, 2009 (billions of yen)

99% confidence level (2.33 standard dev.)

Maximum:

13.9

1-day time horizon for outstanding portfolio

Minimum:

5.9

Inter-product price fluctuations considered

Average:

9.6

(billions of yen)

Mar. 2005

Mar. 2006

Mar. 2007

Mar. 2008

Jun. 2008

Sep. 2008

Dec. 2008

Mar. 2009

Equity

3.0

6.0

4.6

4.2

3.3

2.7

2.5

3.8

Interest Rate

2.8

3.3

3.7

4.7

3.7

3.4

4.2

6.7

Foreign Exchange

0.7

1.4

1.4

8.0

4.8

6.3

11.8

8.7

Sub-total

6.5

10.7

9.8

16.9

11.8

12.4

18.5

19.1

Diversification Benefit

-2.4

-3.7

-3.6

-6.8

-5.5

-5.1

-6.2

-7.5

VaR

4.1

7.0

6.2

10.1

6.3

7.3

12.3

11.7

Number of Employees

Mar. 2005

Mar. 2006

Mar. 2007

Mar. 2008

Mar. 2009

Japan (excluding FA)*

9,236

9,618

10,667

11,561

12,929

Japan (FA)**

1,875

1,948

2,174

2,377

2,391

Europe

1,535

1,515

1,791

1,956

4,294

Americas

1,026

1,073

1,322

1,063

1,079

Asia/Oceania

718

778

900

1,070

4,933

Total

14,390

14,932

16,854

18,026

25,626

Note: Headcount figures have been reclassified to include certain contract employees since September 2007. Certain reclassifications of previously reported amounts have been made to conform to the current presentation. *Excludes employees of private equity investee companies **Figures up to Mar. 2008 include savings advisors.

NOMURA

# Market Share Data

## Secondary Market Share Data

Full Year / Quarter

(trillions of yen)

| | FY2005.3 | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 | FY2009.3 1Q | FY2009.3 2Q | FY2009.3 3Q | FY2009.3 4Q |
|---|---|---|---|---|---|---|---|---|---|
| **Individual Equity Agency Transactions Share*** | | | | | | | | | |
| Market | 144.7 | 308.3 | 270.2 | 235.5 | **161.7** | 52.2 | 38.6 | 40.7 | **30.1** |
| Nomura Securities' share | 8% | 7% | 5% | 4% | **4%** | 4% | 3% | 5% | **4%** |
| **Off-floor/Off-exchange Equity Trading Share*** | | | | | | | | | |
| Off-floor market | 33.2 | 48.6 | 48.2 | 46.0 | **32.6** | 9.9 | 8.6 | 7.6 | **6.5** |
| Off-exchange | 21.1 | 30.5 | 42.8 | 49.6 | **36.4** | 12.8 | 11.5 | 6.5 | **5.7** |
| Nomura Securities' share | 17% | 21% | 21% | 21% | **17%** | 14% | 17% | 22% | **19%** |
| **JGB Auction Share**** | | | | | | | | | |
| Market | 80.1 | 80.7 | 85.3 | 85.3 | **82.7** | 21.2 | 19.9 | 20.1 | **21.4** |
| Nomura Securities' share | 18% | 11% | 11% | 11% | **11%** | 10% | 11% | 12% | **10%** |
| **Bond Secondary Trading Share** | | | | | | | | | |
| Market | 1,361 | 1,296 | 1,341 | 1,526 | **1,522** | 406 | 378 | 395 | **343** |
| Nomura Securities' share | 15% | 13% | 11% | 10% | **11%** | 8% | 9% | 13% | **11%** |

* Source: Nomura, based on Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, and Japan Securities Dealers Association data.

** JGB auction share market only includes competitive auctions.

## Primary Market Share Data

| | FY2005.3 | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 |
|---|---|---|---|---|---|
| **Japan Equity and Equity-related** | | | | | |
| Nomura's share | 25% | 26% | 33% | 42% | **23%** |
| **Japanese IPO** | | | | | |
| Nomura's share | 32% | 20% | 21% | 44% | **57%** |
| **Japanese PO** | | | | | |
| Nomura's share | 25% | 27% | 40% | 42% | **24%** |
| **Convertible Bonds** | | | | | |
| Nomura's share | 19% | 34% | 34% | 38% | **15%** |
| **Global and Euro Yen Bonds** | | | | | |
| Nomura's share | 23% | 23% | 7% | 5% | **16%** |
| **Straight Bonds, Lead Manager (excl. self-funding)** | | | | | |
| Nomura's share | 17% | 18% | 14% | 16% | **16%** |

Source: Thomson Reuters (Value base)

35

NOMURA

# Consolidated Income

(billions of yen)

| | FY2005.3 | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 | FY2008.3 4Q | FY2009.3 1Q | 2Q | 3Q | 4Q |
|---|---|---|---|---|---|---|---|---|---|---|
| Revenue | | | | | | | | | | |
| Commissions | 222.0 | 356.3 | 337.5 | 404.7 | **306.8** | 81.4 | 82.2 | 84.9 | 73.4 | **66.3** |
| Fees from investment banking | 92.3 | 108.8 | 99.3 | 85.1 | **55.0** | 18.7 | 13.4 | 10.0 | 19.7 | **11.8** |
| Asset management and portfolio service fees | 78.5 | 102.7 | 146.0 | 189.7 | **140.2** | 43.9 | 42.8 | 42.4 | 29.4 | **25.6** |
| Net gain on trading | 201.7 | 304.2 | 290.0 | 61.7 | **-128.3** | -111.8 | 10.5 | -21.0 | -134.5 | **16.7** |
| Gain (loss) on private equity investments | 7.7 | 12.3 | 47.6 | 76.5 | **-54.8** | 26.6 | -37.7 | 23.2 | -24.8 | **-15.5** |
| Interest and dividends | 401.4 | 693.8 | 981.3 | 796.5 | **331.4** | 78.6 | 118.0 | 127.0 | 45.9 | **40.5** |
| Gain (loss) on investments in equity securities | 15.3 | 67.7 | -20.1 | -48.7 | **-25.5** | -17.0 | 1.0 | -9.8 | -12.9 | **-3.7** |
| Private equity entities product sales | 75.1 | 88.2 | 100.1 | - | **-** | - | - | - | - | **-** |
| Other | 32.3 | 58.8 | 67.4 | 28.2 | **39.9** | 5.7 | 27.7 | 1.1 | 6.6 | **4.5** |
| Total revenue | 1,126.2 | 1,792.8 | 2,049.1 | 1,593.7 | **664.5** | 126.0 | 257.9 | 257.7 | 2.7 | **146.2** |
| Interest expense | 327.0 | 647.2 | 958.0 | 806.5 | **351.9** | 104.5 | 122.8 | 129.7 | 52.5 | **47.0** |
| Net revenue | 799.2 | 1,145.7 | 1,091.1 | 787.3 | **312.6** | 21.5 | 135.1 | 128.1 | -49.7 | **99.2** |
| Non-interest expenses | 594.4 | 700.1 | 769.3 | 851.8 | **1,091.7** | 219.8 | 219.4 | 197.4 | 349.8 | **325.1** |
| Income (loss) from continuing operations before income taxes | 204.8 | 445.6 | 321.8 | -64.6 | **-779.0** | -198.3 | -84.3 | -69.3 | -399.5 | **-225.9** |
| Income from discontinued operations before income taxes | - | 99.4 | - | - | **-** | - | - | - | - | **-** |
| Income (loss) before income taxes | 204.8 | 545.0 | 321.8 | -64.6 | **-779.0** | -198.3 | -84.3 | -69.3 | -399.5 | **-225.9** |
| Net income (loss) from continuing operations | 94.7 | 256.6 | 175.8 | -67.8 | **-709.4** | -153.9 | -76.6 | -72.9 | -342.9 | **-217.1** |
| Net income from discontinued operations | - | 47.7 | - | - | **-** | - | - | - | - | **-** |
| Net income (loss) | 94.7 | 304.3 | 175.8 | -67.8 | **-709.4** | -153.9 | -76.6 | -72.9 | -342.9 | **-217.1** |

Note1: In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.

2: The above amounts reflect retrospective application of Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" for the year ended March 31, 2008.

36

NOMURA

# Adjustment of Consolidated Results and Segment Results: Income (Loss) before Income Taxes

(billions of yen)

| | | FY2005.3 | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 | FY2008.3 | FY2009.3 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 4Q | 1Q | 2Q | 3Q | 4Q |
| Retail | | 81.2 | 197.2 | 160.9 | 122.3 | **18.2** | 11.1 | 16.2 | 5.3 | 2.3 | **-5.5** |
| Global Markets | | 60.2 | 157.7 | 58.8 | -226.2 | **-574.6** | -208.9 | -61.6 | -86.7 | -295.5 | **-130.8** |
| Investment Banking | | 29.2 | 51.5 | 44.4 | 22.8 | **-57.4** | 0.2 | 12.6 | -8.7 | -19.9 | **-41.3** |
| Merchant Banking | | -3.0 | 55.4 | 52.8 | 53.3 | **-85.3** | 20.1 | -39.4 | 14.6 | -37.6 | **-23.0** |
| Asset Management | | 13.0 | 23.8 | 39.4 | 34.0 | **7.4** | 3.3 | 8.2 | 0.8 | -2.1 | **0.5** |
| 5 Business Segment Total | | 180.6 | 485.7 | 356.3 | 6.2 | **-691.7** | -174.3 | -64.1 | -74.7 | -352.9 | **-200.1** |
| Other | | 7.0 | -33.7 | 21.0 | -20.6 | **-64.2** | -7.1 | -20.9 | 13.6 | -35.1 | **-21.8** |
| Segment Total | | 187.6 | 452.0 | 377.3 | -14.4 | **-755.9** | -181.4 | -84.9 | -61.0 | -388.0 | **-221.9** |
| Unrealized gain (loss) on investments in equity securities held for operating purposes | | 8.4 | 59.3 | -38.2 | -50.2 | **-23.1** | -17.0 | 0.7 | -8.3 | -11.6 | **-4.0** |
| Effect of consolidation/deconsolidation of certain private equity investee companies | | 8.9 | -65.7 | -17.3 | - | **-** | - | - | - | - | **-** |
| US GAAP | Income (loss) from continuing operations before income taxes | 204.8 | 445.6 | 321.8 | -64.6 | **-779.0** | -198.3 | -84.3 | -69.3 | -399.5 | **-225.9** |
| | Income from discontinued operations before income taxes | - | 99.4 | - | - | **-** | - | - | - | - | **-** |
| | Total | 204.8 | 545.0 | 321.8 | -64.6 | **-779.0** | -198.3 | -84.3 | -69.3 | -399.5 | **-225.9** |

Notes:1. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information. Unrealized gain (loss) on investments held for operating purposes and the effects of consolidation and deconsolidation of certain investments in our private equity business are classified as reconciling items outside our segment information. In addition, Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" has been applied for private equity investments since the year ended March 31, 2008.

2. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.

3. In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets. Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.

4. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

5. The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

37

NOMURA

# Main Revenue Items

(billions of yen)

| | | FY2005.3 | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 | FY2008.3 4Q | FY2009.3 1Q | FY2009.3 2Q | FY2009.3 3Q | FY2009.3 4Q |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Commissions | Stock brokerage commissions (Retail) | 103.0 | 153.6 | 98.3 | 75.1 | **50.8** | 13.9 | 14.8 | 10.7 | 15.0 | **10.3** |
| | Stock brokerage commissions (Other) | 40.2 | 79.5 | 73.2 | 166.6 | **144.7** | 41.2 | 32.7 | 41.3 | 41.8 | **28.9** |
| | Other brokerage commissions | 13.0 | 14.3 | 6.8 | 9.3 | **7.9** | 1.6 | 1.7 | 1.9 | 3.5 | **0.9** |
| | Commissions for distribution of investment trusts | 41.7 | 85.1 | 120.5 | 121.2 | **75.9** | 17.2 | 25.8 | 24.2 | 6.9 | **19.1** |
| | Other | 24.1 | 23.8 | 38.6 | 32.4 | **27.5** | 7.4 | 7.1 | 6.9 | 6.3 | **7.3** |
| | Total | 222.0 | 356.3 | 337.5 | 404.7 | **306.8** | 81.4 | 82.2 | 84.9 | 73.4 | **66.3** |
| Fees from Investment Banking | Equity underwriting and distribution | 49.1 | 57.3 | 56.6 | 32.1 | **13.2** | 6.3 | 2.3 | 0.6 | 8.8 | **1.5** |
| | Bond underwriting and distribution | 20.5 | 21.2 | 15.3 | 13.4 | **11.9** | 4.2 | 4.4 | 2.8 | 0.6 | **4.0** |
| | M&A/Financial advisory fees | 22.6 | 30.3 | 26.7 | 37.8 | **26.7** | 8.2 | 4.6 | 6.2 | 10.1 | **5.8** |
| | Other | 0.1 | 0.1 | 0.7 | 1.8 | **3.1** | -0.0 | 2.1 | 0.4 | 0.1 | **0.5** |
| | Total | 92.3 | 108.8 | 99.3 | 85.1 | **55.0** | 18.7 | 13.4 | 10.0 | 19.7 | **11.8** |
| Asset Management and Portfolio Service Fees | Asset management fees | 51.1 | 68.5 | 106.3 | 150.3 | **104.1** | 33.2 | 33.5 | 31.0 | 21.2 | **18.4** |
| | Administration fees | 16.1 | 20.6 | 24.0 | 21.7 | **21.3** | 6.3 | 5.0 | 7.4 | 4.8 | **4.1** |
| | Custodial fees | 11.3 | 13.6 | 15.7 | 17.7 | **14.7** | 4.3 | 4.3 | 4.1 | 3.4 | **3.0** |
| | Total | 78.5 | 102.7 | 146.0 | 189.7 | **140.2** | 43.9 | 42.8 | 42.4 | 29.4 | **25.6** |
| Net Gain on Trading* | Bonds and other | 120.9 | 150.9 | 154.9 | -70.3 | **-87.0** | -141.2 | -22.7 | -22.3 | -120.0 | **77.9** |
| | Equity | 76.8 | 148.1 | 137.6 | 137.0 | **-38.7** | 31.5 | 33.3 | 1.7 | -14.0 | **-59.7** |
| | Merchant banking | 4.0 | 5.2 | -2.5 | -5.0 | **-2.7** | -2.1 | -0.1 | -0.5 | -0.6 | **-1.6** |
| | Net interest revenue | 74.3 | 46.6 | 23.3 | -9.9 | **-20.5** | -25.9 | -4.8 | -2.7 | -6.6 | **-6.5** |
| | Total | 276.0 | 350.8 | 313.4 | 51.8 | **-148.9** | -137.7 | 5.7 | -23.7 | -141.1 | **10.2** |

*Includes net interest revenue

38

Nomura Holdings, Inc.

www.nomura.com